 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Syndax Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

87164F105
(CUSIP Number)

November 19, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87164F105

1	NAME OF REPORTING PERSON

683 CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,245,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,245,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%
12	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 87164F105

1	NAME OF REPORTING PERSON

683 CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,245,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,245,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 87164F105

1	NAME OF REPORTING PERSON

ARI ZWEIMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,245,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

1,245,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,245,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%
12	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 87164F105

Item 1(a).	Name of Issuer:

Syndax Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Gatehouse Drive, Building D, Floor 3

Waltham, Massachusetts, 02451

Item 2(a).	Name of Person Filing:

The names of the persons filing this statement on Schedule 13G (collectively, the
“Reporting Persons”) are:

•	683 Capital Management, LLC
•	683 Capital Partners, LP and
•	Ari Zweiman.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address for each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, New York 10019.

Item 2(c).	Citizenship:

683 Capital Management, LLC is a Delaware limited liability company. 683 Capital Partners, LP is a Delaware limited partnership. Ari Zweiman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

87164F105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

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CUSIP NO. 87164F105

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on November 29, 2018.

683 Capital Management, LLC

(a)	Amount beneficially owned:

1,245,000 Shares

(b)	Percent of class:

5.0% (based on 24,835,951 Shares outstanding as of November 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,245,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

6

CUSIP NO. 87164F105

(iv)	Shared power to dispose or to direct the disposition of

1,245,000 Shares

683 Capital Partners, LP

(a)	Amount beneficially owned:

1,245,000 Shares

(b)	Percent of class:

5.0% (based on 24,835,951 Shares outstanding as of November 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

1,245,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,245,000 Shares

Ari Zweiman

(a)	Amount beneficially owned:

1,245,000 Shares

(b)	Percent of class:

5.0% (based on 24,835,951 Shares outstanding as of November 2, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2018)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

7

CUSIP NO. 87164F105

(ii)	Shared power to vote or to direct the vote

1,245,000 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

1,245,000 Shares

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 87164F105

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Authorized Person

683 CAPITAL PARTNERS, LP

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Authorized Person

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman

9